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centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

16 June, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Directors' Shareholding

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

16 June 2005

Directors' Shareholding

Centrica plc (the 'Company') announces that Directors acquired shares as follows through the reinvestment of the Company's final dividend paid on 15 June 2005:

(1) Phil Bentley acquired under the Centrica Dividend Reinvestment Plan (the 'DRIP') 6,806 ordinary shares on 15 June 2005 at a price of 220.3 pence; and

(2) Hill Samuel ESOP Trustees Limited (the 'Trustee'), as Trustee of the Centrica Share Incentive Plan (the 'Plan'), purchased 67 and 63 ordinary shares in the Company on behalf of Phil Bentley and Jake Ulrich respectively at a price of 221.25 pence under the Plan's Dividend Share scheme on 15 June 2005.

As a result of the above transactions, Phil Bentley's and Jake Ulrich's interest in the Company's ordinary share capital (excluding options and awards under the Company's long-term incentive scheme) are 257,595 and 594,041 shares respectively.

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900